Exhibit (a)(1)(C)

News Release

Contact:
Linda McNeill
Investor Relations
(713) 267-7622

BRISTOW GROUP INC. ANNOUNCES REPURCHASE OFFER

FOR ITS 3.00% CONVERTIBLE SENIOR NOTES DUE 2038

HOUSTON, May 15, 2015 – Bristow Group Inc. (NYSE: BRS) (“Bristow”) today announced that holders of its 3.00% Convertible Senior Notes due 2038 have the option to require it to repurchase on June 15, 2015 all or any part of such holder’s notes.

The repurchase price will be $1,000 in cash plus any accrued and unpaid interest to, but excluding, the repurchase date, per $1,000 principal amount. The interest will be paid on the regular interest payment date to the holder of record as of the record date. If all outstanding notes are surrendered for repurchase, the aggregate repurchase price will be approximately $115,000,000, excluding any required payment of interest on the regular interest payment date. Bristow intends to use available cash, borrowings under its revolving credit facility and proceeds of any other company financing, as the case may be, to fund the repurchase price.

Holders may exercise their option to require Bristow to repurchase their notes by delivering a repurchase notice to U.S. Bank National Association, the paying agent, before the expiration of the offer at 5:00 p.m., New York City time, on June 12, 2015.

The notes are convertible in certain circumstances into cash and a number of shares of common stock of Bristow determined as specified in the notes and the related indenture. However, the notes are not currently convertible because those circumstances have not been satisfied.

Bristow plans to file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) later today. Bristow will make available to holders of the notes, through the Depository Trust Company, documents specifying the terms, conditions and procedures for surrendering and withdrawing notes for repurchase. Holders of the notes are encouraged to read these documents carefully before deciding to exercise their option to require Bristow to repurchase their notes as these documents contain important information regarding the details of Bristow’s obligation to repurchase the notes. Holders of the notes and other interested parties may obtain a free copy of these statements and other relevant documents at the SEC’s website, http://www.sec.gov, or from Bristow Group Inc.’s website at www.bristowgroup.com, or from Bristow Group Inc. at 2103 City West Blvd., 4th Floor, Houston, Texas 77042, Attn: Treasurer.

Statements contained in this press release involving the timing of the filing of the Tender Offer Statement, as well as any other statements that are not historical facts, are forward-looking statements that involve certain risks, uncertainties and assumptions. These include but are not limited to the actions of holders of the notes and other factors detailed in Bristow’s most recent Form 10-K and Form 10-Q and other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated.

Exhibit (a)(1)(C)

ABOUT BRISTOW GROUP INC.

Bristow Group Inc. is the leading provider of helicopter services to the worldwide offshore energy industry based on the number of aircraft operated and one of two helicopter service providers to the offshore energy industry with global operations. The Company has major transportation operations in the North Sea, Nigeria and the U.S. Gulf of Mexico, and in most of the other major offshore oil and gas producing regions of the world, including Australia, Brazil, Canada, Russia and Trinidad. For more information, visit the Company’s website at www.bristowgroup.com.

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